Russell Investments Implementation Services, LLC

Statement of Financial Condition
December 31, 2019

Russell Investments Implementation Services, LLC
Index
December 31, 2019



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Russell Investments Implementation Services, LLC

Opinion on the Financial Statement - Statement of Financial Condition

We have audited the accompanying statement of financial condition of Russell Investments Implementation Services, LLC (the "Company") as of December 31, 2019, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Significant Transactions with Related Parties

As discussed in the notes to the financial statement, the Company has entered into significant transactions with related parties.

PricewaterhouseCoopers LLP

Seattle, Washington
February 26, 2020

We have served as the Company's auditor since 1993.

Russell Investments Implementation Services, LLC
Statement of Financial Condition
December 31, 2019

Assets

Cash and cash equivalents	$	24,797,109
Cash segregated under federal regulations		2,834,470
Securities commissions receivable		9,674,916
Fees receivable		8,030,220
Prepayments for customer research services credits		32,746
Prepaid expenses and other		346,062
Fixed assets, net		1,599
Deferred income taxes, net		49,252,386
Total assets	$	94,969,508

Liabilities and Member's Equity

Liabilities

Commission credits payable to customers	$	1,230,455
Compensation payable		3,068,137
Accrued expenses		838,692
Payable to brokers and subadvisors		5,235,930
Due to affiliates		5,943,580
Taxes payable		1,026,886
Incentive compensation liabilities		87,667
Other liabilities		203,077
Total liabilities		17,634,424

Guarantees and contingencies (Notes 9 and 10)

Member's equity

Member's equity		67,702,956
Retained earnings		9,632,128
Total member's equity		77,335,084
Total liabilities and member's equity	$	94,969,508

The accompanying notes are an integral part of these financial statements.

1. **Nature of Business and Significant Accounting Policies**

   Nature of Business
   Russell Investments Implementation Services, LLC (the "Company"), a Washington limited liability company (the "Company"), is part of Russell Investments, the marketing name used to represent Russell Investments Group, Ltd. ("Russell Investments Group") and its global subsidiaries. The Company is a wholly owned subsidiary of Russell Investments US Institutional Holdco, Inc. ("RIUIH" or "Member"), which is ultimately owned by Russell Investments Group.

   The Company is a Limited Liability Company ("LLC"). Liabilities of the Company are not the liabilities of its Member beyond the extent of the Member's equity in the Company.

   The Company, a broker-dealer registered pursuant to the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the Securities Investor Protection Corporation ("SIPC"). The Company is an investment advisor registered pursuant to the Investment Advisors Act of 1940 and acts as an introducing broker and clears trades through a network of domestic and international clearing broker-dealers. The Company clears all transactions on behalf of customers on a fully disclosed basis with these clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers and maintain and preserve all related books and records as are customarily kept by a clearing broker-dealer.

   Risks and Uncertainties
   Volatility and disruption of the capital and credit markets, adverse changes in the US and global economy and political uncertainty, may significantly affect the Company's results of operations and may put pressure on the Company's financial results.

   The business and regulatory environments in which the Company operates remain complex, uncertain and subject to change. The Company is subject to various laws, rules and regulations globally that impose restrictions, limitations and registration, reporting and disclosure requirements on its business and add complexity to its compliance operations. Legislative and regulatory changes, regulatory risk alerts and industry intelligence relating to regulatory examinations continue to drive analysis and enhancements of the Company's control systems, business development and oversight programs.

   Use of Estimates
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates are inherent in the preparation of the financial statements. Actual results could differ materially from those estimates.

   Cash and Cash Equivalents and Cash Segregated Under Federal Regulations
   Cash and cash equivalents consist of nonconsolidated sponsored money market funds and deposits with financial institutions, and are carried at cost. Due to the short-term nature and liquidity of these financial instruments, the carrying values of these assets approximate fair value. The Company considers all money market funds and instruments with original maturities of three months or less at the purchase date as cash equivalents.

   Cash is held at financial institutions in excess of Federal Deposit Insurance Corporation ("FDIC") limits. The Company limits the amount of credit exposure with any given financial institution and conducts ongoing evaluations of the creditworthiness of the financial institutions with which it does business.

Cash segregated under federal regulations is kept in a special account for the exclusive benefit of the Company's customers under SEC Rule 15c3-3.

Fixed Assets

Fixed assets are reported at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method. Furniture and equipment are depreciated over estimated useful lives ranging from three to seven years. Capitalized software includes purchased and internally developed software. Purchased software is amortized over three years using the straight-line method. Internally developed software represents internal and external costs incurred to develop internal use software during the application development stage. Once the internal use software is ready for its intended use, the accumulated development costs are amortized over three years using the straight-line method. When fixed assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the respective accounts and the resulting gains or losses are included in income from operations. Repair and maintenance costs are expensed as incurred.

Fair Value Measurements

In accordance with the authoritative guidance on fair value measurements and disclosures under GAAP, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The fair value disclosure framework prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value into three broad levels. In some instances, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics and other factors. The level in the fair value hierarchy within which the fair value measurement in its entirety falls shall be determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. The categorization within the hierarchy is based upon the pricing transparency of the financial asset or liability and does not necessarily correspond to the Company's perceived risk or liquidity. See Note 3.

Revenue Recognition

The recognition and measurement of revenue is based on the assessment of contracts with customers. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. Revenue is recognized upon transfer of control of promised services to customers in an amount that reflects consideration to which the Company expects to be entitled in exchange for those services. The Company enters into contracts that can include multiple services, which are accounted for separately if they are determined to be distinct. In determining the transaction price, the Company considers multiple factors, including whether constraints on variable consideration should be applied due to uncertain future events. For some contracts, the Company has discretion to involve a third party in providing services to a customer.

Securities commissions

Securities commissions are generated entirely from brokerage activities for transition services, currency implementation, commission recapture services, and directed trading. For securities commissions, the Company believes that the performance obligation is satisfied on the trade date as that is when the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Transition services
Transition services consists of facilitating changes to a client's portfolio. These changes include changing asset allocation or changes in asset managers. Compensation for this performance obligation consists of brokerage fees charged for trades to carry out the transition. The Company is the principal in these arrangements as it is responsible for the execution of the trades and completing the transition.

Currency implementation
Currency implementation consists of FX brokerage services. FX brokerage is designed to help clients manage costs, improve transparency and diversify counterparty risk. Compensation for this performance obligation consists of brokerage fees charged for trades. The Company is the principal in these arrangements as it is responsible for the execution of the trades.

Commission recapture
Commission recapture is a program that enables clients to minimize transaction costs by requesting that investment managers send specific trades through the Company by using one of the brokers included in the Company's network. The Company receives a portion of the fees paid to the brokers and remits a contractually agreed upon percentage to the client. The Company is the agent in these arrangements as the broker is ultimately responsible for the execution of the trades.

Directed trading
Directed trading consists of providing trading services to clients and affiliated funds. Compensation for this performance obligation consists of brokerage fees for trades. The Company is the principal in these arrangements as it is responsible for the execution of the trades.

Investment management fees
Investment management fee revenues consist of investment management services, overlay services, currency management services and interim investment management.

Investment management services
Investment management services represent fees charged to clients for discretionary and non-discretionary management of investment portfolios and managed accounts. Compensation for this performance obligation is generally calculated as a percentage of Assets Under Management ("AUM"). This performance obligation is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. The Company is the principal in these arrangements as it is responsible for and determines the level of service provided to the client.

Overlay and currency management services
Overlay management services represent fees charged to clients for an overlay program that supports a broad range of derivatives-based solutions. Compensation for this performance obligation is generally calculated as a percentage of average notional exposure of the fair value of the client's assets included in the overlay program. This performance obligation is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. The Company is the principal in these arrangements as it is responsible for and determines the level of service provided to the client.

As additional consideration for overlay services, the Company receives fees that vary based on specified performance measures. These performance based fees are considered variable consideration. Revenue is recognized when it is probable that a significant reversal will not occur.

Currency management services represents fees charged to clients for a currency management program that uses solutions to remove unintended exposures for a client's currency and/or add intended exposure. Compensation for this performance obligation is generally calculated as a percentage of average notional exposure of the fair value of the client's assets included in the currency management program. This

performance obligation is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. The Company is the principal in these arrangements as it is responsible for and determines the level of service provided to the client.

Interim investment management

Interim investment management represents fees charged to clients for management of a client's portfolio for a short period of time to allow for a transition to a new manager. Compensation for this performance obligation is generally calculated as a percentage of the AUM of the client's portfolio under interim management. This performance obligation is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. The Company is the principal in these arrangements as it is responsible for and determines the level of service provided to the client.

Distribution and shareholder servicing fee revenue

Distribution and shareholder servicing fee revenue represents distribution, sales and marketing activities performed for affiliates. Compensation for this performance obligation is generally calculated as a percentage of AUM. This performance obligation is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. The Company is the principal in these arrangements as it is responsible for providing the distribution and sales and marketing services.

Other fee revenue

Other fee revenue includes investment services provided to clients of affiliates. These services are based on AUM and are recognized as the performance obligations are satisfied over time. The Company is the principal in these arrangements as it is responsible for providing the investment services.

Contract Balances

The timing of the Company's revenue recognition may differ from the timing of payment by its customers. The Company records receivables when revenue is recognized prior to payment and it has an unconditional right to payment. The Company had receivables related to revenue from contracts with customers of $17,705,136 at December 31, 2019.

Accounts are deemed past due based on payment terms. The Company writes off delinquent accounts to the extent and at the time they are deemed to not be recoverable. There was no allowance for uncollectible accounts at December 31, 2019. The Company recorded bad debt expense of $42,633 for the year ended December 31, 2019.

Income Taxes

The Company is a single-member limited liability company classified as a disregarded entity and is included in the U.S. federal and separate state income tax returns with RIUIH, and combined state returns with Russell Investments US Retail Holdco, Inc. ("RIURH"). RIUIH and RIURH allocate these income taxes to the Company using the separate return method. Federal income taxes payable are included in due to affiliates. State income taxes payable are included in due to affiliates and taxes payable. State income taxes receivable are included in prepaid expenses and other.

Consistent with the separate company method, and other than described above, deferred tax assets and liabilities are recorded for temporary differences between the tax basis of the Company's assets and liabilities and the reported amounts in the consolidated financial statements using the statutory tax rates in effect for the year when the reported amount of the asset or liability is expected to be recovered or settled, respectively. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date. For each tax position taken or expected to be taken in a tax return, the Company determines whether it is more likely than not that the position will be sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is measured at the largest amount of benefit

that is greater than 50% likely of being realized upon settlement. The Company recognizes the accrual of tax and interest on uncertain tax positions as a component of income tax expense.

Foreign Currency Transactions
The Company's reporting currency is the U.S. Dollar. Foreign currency transaction gains and losses arise from payments in currencies other than U.S. Dollars. Gains and losses resulting from foreign currency transactions are included in other operating expenses, on a net basis, in the accompanying statement of operations.

Financial Instruments With Off-Balance Sheet Credit Risk
As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional investors. The Company introduces these transactions for clearance to other broker-dealers on a fully disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' ability to deliver assets sufficient to settle their obligations for the original contracted amount. The agreements between the Company and its clearing brokers provide that the Company is obligated to assume any exposure related to such nonperformance by its customers. As the right to charge the Company has no maximum amount and applies to all trades executed through its clearing brokers, the Company believes there is no maximum amount assignable to this right. At December 31, 2019, the Company has recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the customers who do not perform under their contractual obligations. The Company monitors its risk on these transactions on both an individual and group basis.

Stock-Based Compensation
Russell Investments Group has a Long-term Equity-Based Incentive Plan ("LTIP") covering eligible employees of the Company, as more fully described in Note 6. Equity-classified awards are measured at fair value as of the grant dates or modification dates and the resulting cost is recognized in the statement of operations over the period from the date of grant to the date when the award is no longer contingent upon the employee providing additional service (the required service period). For awards that vest upon retirement, the required service period does not extend beyond the date an employee is eligible for retirement. This situation can result in compensation expense being recognized over a period less than the stated vesting period.

2. **Fixed Assets**
Fixed assets consisted of the following balances at December 31, 2019:

Software	$ 7,926,043
Furniture and equipment	259,458
	8,185,501
Accumulated depreciation and amortization	(8,183,902)
	$ 1,599

Depreciation and amortization expense related to fixed assets was $133,921 for the year ended December 31, 2019.

3.   **Assets and Liabilities Measured at Fair Value on a Recurring Basis**

The Company carries at fair value on a recurring basis in the statement of financial condition investments in money market mutual funds. The Company measures the fair value of its money market mutual funds using a market approach based on published net asset value per share.

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories based on the lowest level of input that is significant to the fair value measurement in its entirety:

Level 1   Inputs are quoted prices (unadjusted) in active markets or exchanges for identical assets or liabilities. Investments included in this category include the money market mutual funds.

Level 2   Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level 3   Inputs are unobservable inputs for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. The inputs into the determination of fair value require significant management judgment or estimation. Assumptions used by the Company due to the lack of observable inputs may significantly impact the resulting fair value and therefore the Company's results of operations.

Fair Value Tabular Disclosures
The following table summarizes the valuation of the Company's assets measured at fair value on a recurring basis using the fair value hierarchy levels as of December 31, 2019:

	Level 1	Level 2	Level 3	Total
Assets				
Money market mutual funds	$ 24,797,109	$ —	$ —	$ 24,797,109

4.   **Current and Deferred Income Taxes**

The tax effects of temporary differences that gave rise to the net deferred income tax assets as of December 31, 2019 are presented below:

Deferred income tax assets		
Tax deductible goodwill	$	48,961,522
Nondeductible reserves		161,781
Accrued incentive plan		93,946
Uncertain tax benefits		41,123
Total deferred income tax assets		49,258,372
Deferred income tax liabilities		
Other		(5,986)
Total deferred income tax liabilities		(5,986)
Total deferred income tax assets, net	$	49,252,386

Deferred tax assets include tax deductible goodwill resulting from a deemed asset purchase of the Company in 2016. Reductions to the deferred tax assets from the amortization of the tax deductible goodwill are presented as a deemed capital distribution in the statement of changes in member's equity.

Federal income taxes payable to RIUIH as of December 31, 2019 are $1,617,913 and are included in due to affiliates. State income taxes payable as of December 31, 2019 are $1,026,886 and included in taxes payable. State income taxes receivable as of December 31, 2019 are $12,500 and are included in prepaid expenses and other.

The Company remains subject to examination by state jurisdictions for the period ending December 31, 2016. The Company's predecessor, Russell Implementation Services, Inc., remains subject to examination by certain state jurisdictions for certain years subsequent to and including 2014.

As of December 31, 2019, the Company has $195,826 in unrecognized tax benefits. The Company recognized $7,613 in interest and penalties on amounts due to tax authorities as a component of income tax expense.

The Company does not believe it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

5. **Benefit Plans**

Retirement Plan
The Company participates in the Russell Investments Retirement Plan (the "Plan"), a defined contribution plan covering eligible employees. The Plan is sponsored by Russell Investments Group, LLC ("RI"), a subsidiary of Russell Investments Group, and allows for contributions to be made out of the Company's net operating profits at the discretion of the Board of Directors. Employees may also contribute a percentage of their compensation as defined by the Plan. The Company's contribution to the Plan was $1,539,801 and was included in compensation and benefits expense for the year ended December 31, 2019.

6. **Employee Compensation Arrangements**

LTIP
The Company participates in the Russell Investments Group LTIP covering eligible employees. The LTIP provides for the award of stock options in Russell Investments Group's common stock. The maximum number of shares of Russell Investments Group common stock that are issuable, or are issued and outstanding, cannot exceed 4,916,000 shares of common stock. Awards that are canceled, forfeited, terminated or otherwise settled by the holder or by Russell Investments Group are available for award under the LTIP, subject to the above limitations.

Stock options that time vest generally vest over five years, 40% on the second anniversary date and the remaining 60% over 36 months in equal monthly installments. Stock options that vest upon performance vest 1/3 on the applicable earned reference date and the remaining 2/3 vest in two equal annual installments on each of the first anniversary and second anniversary of the earned reference date. Stock options generally expire 10 years from the date of grant. Certain awards vest earlier upon employee's retirement eligibility.

Russell Investments Group estimates the fair value of stock options using the Black-Scholes option pricing model, which requires, among other inputs, an estimate of the fair value of Russell Investments Group common stock on the date of grant and the expected volatility of the common stock over the expected term of the related grants. Stock options are granted with an exercise price equal to the per share fair value of Russell Investment's common stock at the date of grant. Russell Investments Group has determined that it was not practicable to calculate the volatility of its share price since its securities are not publicly traded and therefore, there is no readily determinable market value for its stock. Therefore, Russell Investments Group estimates its expected volatility based on reported market value data for a group of publicly traded companies, which it selected from certain market indices, that Russell Investments Group believes are relatively comparable after consideration of their size, stage of lifecycle, profitability, growth and risk and return on investment. Russell Investments Group uses the average expected volatility rates reported by the comparable group for the expected terms it estimates.

The expected terms of the stock options are derived from the average midpoint between the vesting and contractual term. The risk-free rate for the expected term of the awards is based on the U.S. Treasury yield curve at the time of grant. The expected annual dividend yield was based on Russell Investment's current dividend yield.

Russell Investments Group records expense on the graded method of attribution, net of expected forfeitures. The expense for the year ended December 31, 2019 was reduced by an estimated forfeiture rate of 3%.

For the year ended December 31, 2019, the Company recorded stock-based compensation expense of $302,043 related to the LTIP with the corresponding credit recorded as a deemed capital contribution in the statement of changes in member's equity. As of December 31, 2019, the Company's total unrecognized compensation cost related to nonvested awards is $202,031, which will be recognized over the weighted-average remaining requisite service period of 2.92 years. The total deferred income tax benefit recognized in the Company's statement of operations for stock based awards for the year ended December 31, 2019 was $11,037. The Company records a liability for the employer's portion of payroll taxes on stock-based compensation under the LTIP on the date of the event triggering the measurement and payment of the tax to the taxing authority.

Detail related to stock option activity under the LTIP, representing the Company's equity-classified awards, is as

	Stock Options- Time Based		
	Number of Shares Under Option	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (years)
Outstanding at January 1, 2019	74,012 $	3.03	
Granted	44,277	18.16	
Forfeited	(12,566)	3.03	
Exercised	(15,015)	3.03	
Outstanding at December 31, 2019	90,708	10.42	7.96
Exercisable at December 31, 2019	28,387	3.03	6.77
Vested and expected to vest at December 31, 2019	82,309	9.73	7.85

	Stock Options- Performance Based		
	Number of Shares Under Option	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (years)
Outstanding at January 1, 2019	62,896 $	3.03	
Forfeited	(10,502)	3.03	
Exercised	(1,639)	3.03	
Outstanding at December 31, 2019	50,755	3.03	7.05
Exercisable at December 31, 2019	18,026	3.03	7.05
Vested and expected to vest at December 31, 2019	40,064	3.03	7.05

16,654 stock options were exercised during the year ended December 31, 2019. The intrinsic value of stock options exercised during the year ended December 31, 2019 was $201,055. The fair value of stock options vested during the year ended December 31, 2019 was $606,813. Options granted during the year ended December 31, 2019 were 44,277. The weighted-average grant date fair value of stock options granted during the year ended year ended December 31, 2019 was $5.65.

The fair value of employee stock option awards granted during the year ended December 31, 2019 was estimated using the Black-Scholes option pricing model with the following assumptions:

Risk-free rate	2.52%
Expected term	6.75 years
Expected dividend yield	—%
Expected volatility	23.91%

7.   Related Party Transactions

Related parties include affiliated funds and affiliated entities. Amounts due to and from affiliated entities and portions of the Company's revenues and operating expenses are from related parties.

Under a joint paymaster and a joint purchasing agreement, RI processes payroll transactions and payments for the direct expenses of the Company. The Company reimburses RI monthly for these expenses. Amounts due to RI for these charges are $7,220,553 at December 31, 2019 and are included in due to affiliates.

The Company is charged for general administrative and executive support services provided by affiliated entities. The amount recorded for the year ended December 31, 2019 was $19,439,757. The Company also provides investment management services pursuant to an Investment Management and Research Service Agreement. The amount of costs reimbursed to RIIS for these services was $2,134,389 or the year ended December 31, 2019. The amount due to RI is $1,498,491 at December 31, 2019 and is included in due to affiliates.

The Company acts as an introducing broker for clients of the Russell Investments Group subsidiaries. The clients may elect to pay their fees to these subsidiaries with commission credits received from the Company. Commission credits paid to other Russell Investments Group subsidiaries for client fees totaled $180,688 for the year ended December 31, 2019. There are no amounts payable to Russell Investments Group subsidiaries for these fees at December 31, 2019.

The Company has service agreements with multiple related parties. Under these agreements, the related parties agree to compensate the Company for providing investment services to their clients. For the year ended December 31, 2019, these fees were $33,097,077 included in investment management fees revenue. The amount receivable from these related parties for these fees is $3,873,783 as of December 31, 2019 and is included as an offset in due to affiliates.

The Company has service agreements to provide services to affiliated investment funds. Under these agreements, the affiliated funds agree to compensate the Company for providing agency brokerage and investment management services. For the year ended December 31, 2019 securities commissions revenue under these agreements totaled $16,564,995 and total investment management fee revenue was $4,112,516. The amount receivable from these affiliated investment funds for these fees is $257,328 as of December 31, 2019 and is included in fees receivable.

The Company has agreements with multiple related parties to perform investment management and investment services support activities on behalf of the Company. Fees paid by the Company in connection with these services are recorded as subadvisory, custodial and distribution fees. For the year ended December 31, 2019, these fees were $11,339,906. The amount payable to these related parties for these fees was $935,223 at December 31, 2019 and is included in due to affiliates.

The Company has a Referral and Service agreement with Russell Investments Trust Company ("RITC"). Under this agreement, RITC agrees to compensate the Company for introducing prospective clients and investors along with providing client support services. For the year ended December 31, 2019, these fees were $28,967,824 and are included in distribution and shareholder servicing fee revenue. The amount due from RITC at December 31, 2019 is $877,641 and is included as an offset in due to affiliates.

The Company has entered into a participation agreement with Russell Institutional Funds Management, LLC ("RIFM") with respect to the Russell Institutional Funds, LLC ("RIFL"). Under this agreement, RIFM agrees to compensate the Company to solicit and receive offers to subscribe for interests in RIFL. For the year ended December 31, 2019, these fees were $8,804,566 and are recorded as distribution and shareholder servicing fee revenue. The amount due from this related party for these fees at December 31, 2019 was $575,095 and is included as an offset in due to affiliates.

The Company has entered into an expense sharing and support agreement with Russell Investments Capital, LLC ("RICAP"). Under this agreement the Company is compensated for providing marketing, distribution and client services on behalf of RICAP. For the year ended December 31, 2019, these fees were $1,779,756 and

are included in distribution and shareholder servicing fee revenue. The amount receivable from RICAP at December 31, 2019 was $2,081 and is included as an offset in due to affiliates.

Approximately 49.6% of revenue earned is generated from transactions with affiliated entities.

8. **Net Capital and Reserve Requirements**

The Company is subject to the SEC's uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate debit items or $250,000. At December 31, 2019, the Company has net capital of $13,811,611, which is $13,561,611 in excess of its minimum net capital requirement of $250,000.

The Company operates under the provisions of Sections (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, claims exemption from the provisions of that Rule.

9. **Guarantees**

In the normal course of business, the Company enters into contracts that contain a variety of representations that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote.

10. **Contingencies**

The Company has various claims and legal matters occurring in the normal course of business, which management, based upon the advice of legal counsel, does not expect to have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

11. **Subsequent Events**

The Company has performed an evaluation of subsequent events through February 26, 2020, which is the date the financial statements were issued. Subsequent to year end, the Company declared and paid dividends of $9,500,000.